SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Prospectus filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 under the Securities Exchange Act of 1934

April 12, 2002

Telia AB

(Name of Filer)

Sonera Corporation

(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS THE SECOND AMENDMENT TO THE SLIDE PRESENTATION USED BY SONERA CORPORATION AND TELIA AB BEGINNING ON APRIL 8, 2002 WHICH WAS FILED BY TELIA AB ON APRIL 9, 2002 AND AMENDED ON APRIL 10, 2002 THROUGH A FILING MADE PURSUANT TO RULE 425. AS ONLY THE SLIDE APPEARING ON PAGE 26 WAS AMENDED, ONLY SUCH SLIDE IS REPRODUCED IN THIS FILING MADE PURSUANT TO RULE 425.